UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE,

YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, February 13, 2012, and entitled “Orbotech Announces Fourth Quarter and Full Year Results for 2011 and Preliminary 2012 Guidance”.

2.	Registrant’s Condensed Consolidated Balance Sheets at December 31, 2011.

3.	Registrant’s Condensed Consolidated Statements of Income for the year ended December 31, 2011.

4.	Registrant’s Condensed Consolidated Statements of Cash Flows for the year ended December 31, 2011.

5.	Registrant’s Reconciliation of GAAP to non-GAAP Results from Continuing Operations for the year ended December 31, 2011.

* * * * * *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration
No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES FOURTH QUARTER AND FULL YEAR RESULTS FOR

2011 AND PRELIMINARY 2012 GUIDANCE

•	2011 full year:

•	Record annual revenues: $565.3 million

•	2011 non-GAAP earnings: $1.69 per share (diluted) before inventory write-down.

•	2011 GAAP earnings: $1.33 per share (diluted), before inventory write-down

•	Gross Margin - 41.7% (before inventory write-down) up from 40.9% in 2010

•	2012 preliminary guidance:

•	Revenues for 2012: approximately $500 million.

•	Revenues for the first half 2012: approximately $190 - 200 million

•	2012 non-GAAP earnings: $1.40 - $1.50 per share (diluted)

•	2012 GAAP earnings: $1.00 - $1.10 per share (diluted)

YAVNE, ISRAEL — February 13, 2012 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the fourth quarter and year ended December 31, 2011; and is providing preliminary guidance for 2012.

Commenting on the results, Rani Cohen, President and Chief Executive Officer, said: “With the posting of our fourth quarter results we are pleased to report record annual revenues for Orbotech in 2011, as well as strong cash flow and net income. During the year we saw healthy growth in the global demand for sophisticated devices such as smartphones, tablets and other mobile connected devices. This trend helped us achieve 30% year over year growth in our PCB business, including touch screen and other electronics component manufacturing which has added considerably to our total available market, confirming our industry leadership. Orbotech enters 2012 with an outstanding product portfolio and we believe we are well positioned to capitalize on the continuing upswing in these industries, where our equipment is becoming increasingly critical to manufacturers. At the same time, capital expenditure in the FPD industry is in the midst of a significant downturn; however, we expect that it will improve in the latter part of 2012 and have taken steps to align our infrastructure accordingly, which will result in a charge of approximately $2 million in the first quarter of 2012. Overall, we look forward to a gradual recovery in the FPD industry during 2012 and to continued improvement in our PCB and electronics component manufacturing business.”

Revenues for the fourth quarter of 2011 totaled $133.3 million, compared to $144.4 million in the third quarter of 2011 and $128.4 million in the fourth quarter of 2010. GAAP net income for the fourth quarter of 2011 was $2.5 million, or $0.06 per share (diluted), compared to GAAP net income of $14.7 million, or $0.34 per share (diluted), for the third quarter of 2011 and GAAP net income of $4.0 million, or $0.11 per share (diluted), in the fourth quarter of 2010. Net income for the fourth quarter of 2011 includes a write-down of $6.7 million of inventories relating primarily to excess inventories of components for certain of our FPD products in connection with the current cyclical downturn in the FPD industry.

Revenues for the year ended December 31, 2011 totaled $565.3 million, compared to $529.4 million in 2010. GAAP net income for the year ended December 31, 2011 was $47.3 million, or $1.16 per share (diluted), compared to a GAAP net income of $34.1 million, or $0.95 per share (diluted), in 2010. Net income for the year ended December 31, 2011 includes a write-down of $6.7 million.

1

Non-GAAP net income from continuing operations for the fourth quarter of 2011 was $6.5 million, or $0.15 per share (diluted), compared to non-GAAP net income from continuing operations of $10.7 million, or $0.30 per share (diluted), in the fourth quarter of 2010.

Non-GAAP net income from continuing operations for the year ended December 31, 2011 was $62.2 million, or $1.52 per share (diluted), compared to non-GAAP net income from continuing operations of $61.8 million, or $1.73 per share (diluted), for the year ended December 31, 2010. Non-GAAP net income for the year ended December 31, 2011 includes a write-down of $6.7 million, as noted above. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

The weighted average number of Ordinary Shares used in the computation of the Company’s earnings per share for each period is included in the financial statements included as part of this press release. As at December 31, 2011, the number of Ordinary Shares outstanding was approximately 43.3 million. The average number of Ordinary Shares for 2011 for purposes of the Company’s 2011 earning per share calculation is 40.8 million compared to average number of Ordinary Shares for 2010 of 35.8 million.

Sales of equipment to the PCB industry were $52.6 million in the fourth quarter of 2011, compared to $56.6 million in the third quarter of 2011, and $50.1 million in the fourth quarter of 2010. Sales of equipment to the FPD industry were $42.6 million in the fourth quarter of 2011, compared to $49.6 million in the third quarter of 2011, and $42.7 million in the fourth quarter of last year. Sales of character recognition products were $2.1 million in the fourth quarter of 2011, compared to $1.8 million in the third quarter of 2011, and $2.5 million recorded in the fourth quarter of 2010.

In addition, service revenue for the fourth quarter of 2011 was $36.0 million, compared to $36.4 million in the third quarter of 2011, and $33.1 million in the fourth quarter of 2010.

The Company completed the quarter with cash, cash equivalents and short-term bank deposits of approximately $296.5 million; and debt of $96.0 million, compared with cash, cash equivalents and short-term bank deposits of approximately $288.8 million; and debt of $104.0 million at the end of the third quarter of 2011.

An earnings conference call for the Company’s fourth quarter 2011 results is scheduled for Monday, February 13, 2012, at 9:00 a.m. EST. The dial-in number for the conference call is 630-395-0298, and a replay will be available on telephone number 203-369-0806 until February 27, 2012. The pass code is Q4. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components; and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

2

Cautionary Statement Regarding Forward-Looking Statements and Non-GAAP Financial Measures

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2010. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

Non-GAAP net income, non-GAAP net income from continuing operations and non-GAAP net income from continuing operations per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles; and/or (iii) our discontinued operations. Management uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. The reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures are set forth below. For a detailed explanation of the adjustments made to comparable GAAP measures, please see the Reconciliation.

3

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude recurring items (such as equity compensation and amortization of intangible assets) as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. For more information about these items, see the Reconciliation and the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2010.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-603-289-7937
+972-8-942-3560

4

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2011

	December 31	December 31
	2011	2010
	U. S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	151,237	179,503
Short-term bank deposits	145,292	2,780
Accounts receivable:
Trade	196,232	153,518
Other	26,163	29,919
Deferred income taxes	6,580	5,913
Inventories	105,109	112,812
Assets of discontinued operations		12,351

Total current assets	630,613	496,796

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities		2,549
Funds in respect of employee rights upon retirement	11,846	13,017
Deferred income taxes	8,999	12,679
Other long-term investments	2,426	29

	23,271	28,274

PROPERTY, PLANT AND EQUIPMENT, net	26,664	24,842

GOODWILL	12,444	12,034

OTHER INTANGIBLE ASSETS, net	54,491	66,395

	747,483	628,341

Liabilities and equity

CURRENT LIABILITIES:
Current maturities of long-term bank loan	32,000	32,000
Accounts payable and accruals:
Trade	32,357	26,535
Other	57,590	55,290
Deferred income	25,910	24,421
Liabilities of discontinued operations		2,172

Total current liabilities	147,857	140,418

LONG-TERM LIABILITIES:
Long-term bank loan	64,000	96,000
Liability for employee rights upon retirement	26,797	27,501
Deferred income taxes	1,759	2,188
Other tax liabilities	16,938	12,679

Total long-term liabilities	109,494	138,368

Total liabilities	257,351	278,786

EQUITY:
Share capital	2,092	1,758
Additional paid-in capital	270,966	174,940
Retained earnings	274,148	226,809
Accumulated other comprehensive income (loss)	(1,460)	1,454

	545,746	404,961
Less treasury shares, at cost	(57,192)	(57,192)

Total Orbotech Ltd. shareholders’ equity	488,554	347,769
Non-controlling interest	1,578	1,786

Total equity	490,132	349,555

	747,483	628,341

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

	12 months ended December 31		3 months ended December 31
	2011	2010	2011	2010
	U.S. dollars in thousands (except per share data)
REVENUES	565,313	529,355	133,333	128,376

COST OF REVENUES	329,442	312,901	78,037	80,646

WRITE- DOWN OF INVENTORIES	6,743		6,743

GROSS PROFIT	229,128	216,454	48,553	47,730

RESEARCH AND DEVELOPMENT COSTS - net	84,180	78,327	21,598	21,081

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	72,583	66,264	18,894	16,339

AMORTIZATION OF INTANGIBLE ASSETS	12,304	14,176	3,091	3,544

OPERATING INCOME	60,061	57,687	4,970	6,766

FINANCIAL EXPENSES- net	6,551	7,284	845	1,295

INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME	53,510	50,403	4,125	5,471

TAXES ON INCOME	7,677	7,397	1,855	(630)

	45,833	43,006	2,270	6,101
SHARE IN LOSSES OF ASSOCIATED COMPANY	179		70

NET INCOME FROM CONTINUING OPERATIONS	45,654	43,006	2,200	6,101

INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	1,363	(8,717)		(1,989)

NET INCOME	47,017	34,289	2,200	4,112

NET INCOME (LOSS) ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	(322)	144	(347)	126

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	47,339	34,145	2,547	3,986

AMOUNTS ATTRIBUTABLE TO ORBOTECH LTD.: INCOME FROM CONTINUING OPERATIONS	45,976	42,862	2,547	5,975

INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	1,363	(8,717)	0	(1,989)

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	47,339	34,145	2,547	3,986

EARNINGS PER SHARE:
INCOME FROM CONTINUING OPERATIONS:
BASIC	$1.15	$1.23	$0.06	$0.17

DILUTED	$1.13	$1.20	$0.06	$0.17

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.:
BASIC	$1.19	$0.98	$0.06	$0.11

DILUTED	$1.16	$0.95	$0.06	$0.11

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION
OF EARNINGS PER SHARE - IN THOUSANDS:
BASIC	39,909	34,911	43,261	35,023

DILUTED	40,816	35,778	43,966	35,754

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

	12 months ended December 31		3 months ended December 31
	2011	2010	2011	2010
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	47,017	34,289	2,200	4,112
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Loss (income) from discontinued operations	(1,363)	8,717		1,989
Depreciation and amortization	19,958	23,665	4,885	5,880
Compensation relating to equity awards granted to employees and others - net	3,728	4,725	813	1,150
Increase (decrease) in liability for employee rights upon retirement	(704)	2,589	(650)	57
Deferred income taxes	2,584	(3,866)	249	(4,315)
Loss from sales and write down of marketable securities	395	1,252		332
Other, including capital loss (gain)	1,224	(1,147)	155	(817)
Decrease (increase) in accounts receivable:
Trade	(42,714)	(5,755)	771	28,210
Other	2,698	(4,673)	1,577	1,490
Increase (decrease) in accounts payable and accruals:
Trade	5,822	1,434	(7,449)	(21,429)
Deferred income and other	6,105	15,870	352	3,037
Decrease (increase) in inventories	6,870	(19,018)	14,986	2,440

Net cash provided by operating activities - continuing operations	51,620	58,082	17,889	22,136
Net cash used in operating activities - discontinued operations	(787)	(8,972)	(47)	(1,913)

Net cash provided by operating activities	50,833	49,110	17,842	20,223

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment	(7,554)	(6,752)	(2,366)	(3,246)
Placement of bank deposits	(142,325)	(2,780)	(15,025)	(2,780)
Sales of marketable securities	1,967	6,742	0	0
Other investment	(2,810)		(500)
Proceeds from disposal of property, plant and equipment	35	20	0	(1)
Decrease (increase) in funds in respect of employee rights upon retirement	331	(617)	344	7

Net cash used in investing activities - continuing operations	(150,356)	(3,387)	(17,547)	(6,020)
Net cash provided by (used in) investing activities - discontinued operations	9,155	(268)	0	(162)

Net cash used in investing activities	(141,201)	(3,655)	(17,547)	(6,182)

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayment of long-term bank loan	(32,000)	(32,000)	(8,000)	(8,000)
Employee stock options excercised	2,063	902	414	833
Proceeds from issuance of shares, net	90,683		0
Acquisition of non-controlling interest		(511)		0

Net cash provided by (used in) financing activities	60,746	(31,609)	(7,586)	(7,167)

Currency translation adjustments on cash and cash equivalents		(220)		(73)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(29,622)	13,626	(7,291)	6,801

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	180,859	167,233	158,528	173,248

CASH AND CASH EQUIVALENTS AT END OF PERIOD	151,237	180,859	151,237	180,049

LESS - CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS AT END OF PERIOD		1,356		546

CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS AT END OF PERIOD	151,237	179,503	151,237	179,503

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS FROM CONTINUING OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

	12 months ended		3 months ended
	December 31		December 31
	2011	2010	2011	2010
	U.S. dollars in thousands (except per share data)
Reported operating income on GAAP basis	60,061	57,687	4,970	6,766

Equity based compensation expenses	3,728	4,725	813	1,150
Amortization of intangible assets	12,304	14,176	3,091	3,544

Non-GAAP operating income	76,093	76,588	8,874	11,460

Reported net income attributable to Orbotech Ltd. on GAAP basis	47,339	34,145	2,547	3,986

Equity based compensation expenses	3,728	4,725	813	1,150
Amortization of intangible assets	12,304	14,176	3,091	3,544
Loss (income) from discontinued operations*	(1,363)	8,717		1,989
Share in losses of associated company	179		70

Non-GAAP net income from continuing operations	62,187	61,763	6,521	10,669

Non-GAAP earnings per diluted share	$1.52	$1.73	$0.15	$0.30

Shares used in earnings per diluted share calculation-in thousands	40,816	35,778	43,966	35,754

*	The loss (income) from discontinued operations, net of tax, was attributable to the re-classification during 2010 of Orbotech Medical Solutions Ltd. and Orbotech Medical Denmark A/S as discontinued operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date:	February 14, 2012